Exhibit 1

Oi S.A. – In Judicial Reorganization
Corporate Taxpayers` Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE ) No.33.3.0029520-8
Publicy-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Company” or “Oi”), in accordance with the provisions set forth in Article 157, paragraph 4, of Law No. 6.404/76, as well as in CVM Instruction No. 358/02 and in furtherance of the Notices to Shareholders dated November 13, 2018, December 10, 2018, January 3, 2019 and January 4, 2019 and the Notices to Shareholders and ADS Holders dated January 11, 2019 and January 21, 2019, hereby announces to its shareholders and the market that, on January 25, 2019, in compliance with the provisions of the Judicial Reorganization Plan and pursuant to the capital increase approved by the Board of Directors on October 26, 2018 (“Capital Increase – New Resources”), 1,604,268,162 new common shares were subscribed and paid for, corresponding to the balance of new common shares not subscribed by the shareholders during the exercise period of the preemptive rights and the period for subscription of excess shares in the Capital Increase – New Resources (“Balance of Shares”).

In light of the subscription and payment of Balance of Shares, the Company concluded the Capital Increase – New Resources, provided for in Clause 6 of the Judicial Reorganization Plan, with the subscription and payment for 3,225,806,451 new common shares issued in the Capital Increase – New Resources (“Shares of the Capital Increase – New Resources”), representing the contribution of new funds to the Company for a total of R$4.0 billion.

Also on January 25, 2019, in strict compliance with the Judicial Reorganization Plan and the Subscription and Commitment Agreement entered into by the Company and certain investors and investment fund managers (“Backstop Investors”) on December 19, 2017 (as amended, the “Commitment Agreement”), 272,148,705 additional common shares, nominative and with no par value, issued by Company (“Commitment Shares”) at the issuance price of R$1.24 per share were subscribed and paid for and delivered to the Backstop Investors who opted to receive their commitment premium in shares, in the accordance with Clause 6.1.13 of the Judicial Reorganization Plan and the Commitment Agreement.

As the result of the subscription and payment of the Shares of the Capital Increase – New Resources and the Commitment Shares, the Company’s capital stock increased to R$ 32,538,937,370.00, represented by 5,954,205,001 shares, of which 5,796,477,760 are common shares and 157,727,241 are preferred shares, all of which are nominative and with no par value.

The Company will keep its shareholders and the market informed of any material development of the subject matter of this Material Fact.

Rio de Janeiro, January 28, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer